Filed by Parsley Energy, Inc.

(Commission File No. 001-36463)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Jagged Peak Energy Inc.

(Commission File No. 001-37995)

This filing contains a transcript of Parsley Energy, Inc.’s third quarter 2019 earnings conference call and also relates to a proposed business combination involving Parsley Energy, Inc. (“Parsley”) and Jagged Peak Energy Inc. (“Jagged Peak”).

No Offer or Solicitation

Communications herein do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information for Shareholders

In connection with the proposed transaction, Parsley and Jagged Peak have filed materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 of Parsley (the “Registration Statement”) that includes a preliminary joint proxy statement/prospectus of Parsley and Jagged Peak. The information in the Registration Statement is not complete and may be changed. After the Registration Statement is declared effective by the SEC, Parsley and Jagged Peak intend to mail a definitive proxy statement/prospectus to the shareholders of Parsley and the shareholders of Jagged Peak. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Parsley or Jagged Peak may file with the SEC and send to Parsley’s shareholders and/or Jagged Peak’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND JAGGED PEAK ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PARSLEY AND JAGGED PEAK WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARSLEY, JAGGED PEAK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Parsley and Jagged Peak with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Parsley will be available free of charge from Parsley’s website at www.parsleyenergy.com under the “Investors” tab or by contacting Parsley’s Investor Relations Department at (512) 505-5199 or IR@parsleyenergy.com. Copies of documents filed with the SEC by Jagged Peak will be available free of charge from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab or by contacting Jagged Peak’s Investor Relations Department at (720) 215-3754 or jedwards@jaggedpeakenergy.com.

Participants in the Proxy Solicitation

Parsley, Jagged Peak and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Parsley’s shareholders and Jagged Peak’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Parsley is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 8, 2019. Information regarding the executive officers and directors of Jagged Peak is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 10, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Parsley’s or Jagged Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Parsley and Jagged Peak’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Parsley may not approve the issuance of new shares of Parsley Class A common stock in the transaction or that shareholders of Jagged Peak may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Parsley and Jagged Peak; the effects of the business combination of Parsley and Jagged Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Parsley’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Parsley’s website at www.parsleyenergy.com under the “Investors” tab, and in other documents Parsley files with the SEC, and in Jagged Peak’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab, and in other documents Jagged Peak files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Parsley nor Jagged Peak assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Parsley Energy, Inc.

Third Quarter 2019 Earnings

Conference Call

November 6, 2019

9:00 a.m. EST

PRESENTATION

Operator

Good morning, ladies and gentlemen. Welcome to Parsley Energy’s third quarter 2019 earnings call. My name is

Rob, and I will be your operator today. As a reminder, this call is being recorded. At this time, all participants are in listen-only mode. A question and answer session will follow the formal presentation. And now I’m pleased to turn the call over to Kyle Rhodes, Parsley Energy’s Vice President of Investor Relations. Thank you. You may begin.

Kyle Rhodes - Parsley Energy, Inc. - Vice President of Investor Relations

Thank you, operator, and good morning, everyone. With me on the call this morning are President and CEO, Matt

Gallagher, Chief Operating Officer, David Dell’Osso, Chief Financial Officer, Ryan Dalton, and Senior Vice President of Land and Marketing, Stephanie Reed.

Our remarks today may contain forward-looking statements, so please see our earnings release for a discussion of these statements and associated risks, including the fact that actual results may differ materially from our expectations. We also make reference to non-GAAP measures, so please see the reconciliations in the earnings release. During this call, we’ll refer to an investor presentation that can be found on our website, and our prepared remarks will begin with reference to Slide 4 of that presentation. After our prepared remarks, we’ll be happy to take your questions. And with that, I’ll turn the call over to Matt.

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Thanks, Kyle. Parsley has executed with a sense of urgency throughout 2019, and the third quarter was no different.

We turned the corner to sustainable free cash flow sooner than we had initially expected and started a return of capital program to shareholders with the initiation of a regular quarterly dividend program. Our capital efficiency continues to grind higher, once again eclipsing our prior target. And finally, we announced an accretive Delaware Basin transaction with our acquisition of Jagged Peak Energy. As you can see on the map, this was a natural fit with our legacy Delaware position.

Let’s move on to Slide 5. Before we look ahead, we have to focus on home base first. And that is what we have done with our 2019 action plan. Delivering on these targets is important to us personally. Accountability is critical to us corporately. This is another quarter of positive progress reports. A lot of good news here down the right-hand side of the page, but a couple of items, in particular, I wanted to highlight.

First, one of Parsley’s key goals this year was accelerating our timeline to sustainable free cash flow. Thanks to the high level of execution delivered across our organization, we generated $21 million of positive free cash flow this quarter and initiated a regular dividend program. The Jagged Peak transaction enhances this free cash flow profile in 2020 and beyond.

Another key objective for us this year was to deliver improved capital efficiency. I am excited to report that strong cost controls, coupled with our returns-focused development approach, have indeed generated a step change in capital efficiency, and we are again boosting our target. We now expect a 14 to 16 percent plus year-over-year improvement. Again, the Jagged Peak transaction helps preserve and build upon these capital efficiency gains in 2020 and beyond.

Finally, I wanted to touch base briefly on the strategic review for our water assets. To start, we have had a lot of interest across the board, and our team has evaluated an array of options. At this juncture, we believe monetizing a minority stake to a financial partner seems to be the best path for Parsley. We are currently in exclusive discussions and consistent with our prior timeline expect to provide a more fulsome update in the next month to two. I will also note that Jagged Peak has built out a complementary water infrastructure, which could provide additional optionality in the future.

I’m proud that our team has delivered across the board on our 2019 action plan. However, we recognize that in this market environment, a company is only as good as its last quarter. Thus, we must finish strong and maintain this sense of urgency in 2020.

Turning to Slide 6. I want to reiterate that the Jagged Peak transaction is about more than color on a map. Critically, it enhances Parsley’s competitive advantage in some key value drivers. We’ve shown this relative ranking graphic in the past and here we present it on a pro forma basis.

We have often talked about the importance of strong operating margins in supporting a sustainable free cash flow profile. JAG’s oily, low-cost assets are margin-enhancing. We view capital efficiency as another key value driver. A top-tier recycle ratio signals that when you put in an incremental dollar in the ground, you are getting well more than that dollar back. JAG’s assets reinforce our top-tier recycle ratio.

Touching on scale for a minute — this transaction makes us a better company, not simply a bigger company. We have long said that efficient capital allocation within the Permian requires sufficient scale. We worked hard to achieve that operational scale during 2017 and 2018, and now we can apply our scale advantages to Jagged Peak’s assets. And with 15 rigs running in 2020, we will remain in that “shale scale sweet spot,” and we will retain our corporate agility. I think where added scale structurally will help Parsley is on our cost of capital with our path to an investment-grade credit profile now likely accelerated.

Finally, with one of the highest insider ownership positions in the E&P space, we have a highly visible alignment of interests with shareholders. Upon closing, I look forward to welcoming Jagged Peak representatives with a significant equity ownership to our Board, which only strengthens this long-standing alignment with our shareholders. Simply put, we are convicted this transaction makes us more capital-efficient and, ultimately, a more attractive company that can create incremental value for all shareholders.

Now on to Slide 7, accountability will remain front and center, and execution will remain paramount for Parsley in 2020. We unveiled this synergy scorecard when we announced the Jagged Peak transaction and I believe it is important to highlight that achieving integration success will be built into go-forward incentive plans for all Parsley employees. Furthermore, I want to reiterate that the purchase price paid for Jagged Peak was a close to “at-the-market” deal, meaning these tangible synergies will become true value enhancers that accrue to all shareholders.

That said, it is clear, again, in this market that the burden of proof in a transaction is assumed to be weighty until proven otherwise. Internally, this is a motivator, and our team is excited to track our progress on value creation in 2020 and beyond. Ultimately, we remain convicted that Parsley will be a more capital efficient company with more free cash flow as a result of this deal. We have made major strides this year, solidifying operational excellence.

I’ll now turn to David to highlight how we see this magnifying on a larger and complementary asset base.

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Thanks, Matt. A natural question on the Jagged Peak transaction might be “why now, and why these assets?” Matt has already stepped through a host of the answers here, but I wanted to address that question specifically through a capital efficiency lens. There is a cost side and a productivity side of that equation. Let’s turn to Slide 8 and start with the cost side.

I think the graph on the bottom left of the page provides some useful context to start with. About this time last year as we were buttoning up our 2019 capital budget, you can see where our Delaware costs were. As you know, rate of return steers our capital allocation mix. So as we finalized the 2019 budget, a higher Delaware cost structure resulted in a smaller capital allocation during 2019.

But costs are not frozen in time. Our team is constantly working on grinding costs lower through wide-ranging efforts – shortening cycle times, optimizing well designs, leveraging scale benefits and improving supply chain management – just to name a few. As you can see, we achieved a material improvement in our Delaware cost structure with well costs down more than 20% over the past year.

These significant cost savings boosted the returns profile of our legacy Delaware Basin assets. So as we started to sketch out the 2020 budget on a standalone basis, the Delaware was poised to garner increased capital allocation in a returns-focused development plan. In the graph at the bottom center of the page, you can see that Jagged Peak’s Delaware cost structure has also been on a nice downward trajectory, albeit with a Q2 ‘19 well cost that is still 10 to 15 percent above Parsley’s six-month rolling average. Importantly, the well cost difference is not consumables driven as you will note that Parsley’s base design, proppant loadings are higher and typically consist of more Northern White sand. Rather, this is where scale helps and we believe applying Parsley’s scale advantages will help drive well costs lower on Jagged Peak’s asset base. On a combined basis, we expect to register all-in drill complete and equip cost in the low $1,100s per foot in 2020, providing a nice capital efficiency tailwind.

Turning to Slide 9, let’s now touch on the productivity side of the capital efficiency equation. As shown in the graph on the left, the well productivity of Jagged Peak’s core assets have been consistently better than our comparable Delaware Basin assets. Simply put, the rock underlying Jagged Peak’s assets is familiar to us. The Wolfcamp and 3rd Bone targets thicken as you move northwest from our Trees Ranch area, making for more productive wells.

So again, tying it back to the original question, “why now and why these assets?” Simply put, adding better wells at our existing cost structure makes us a more capital-efficient company moving forward.

Let’s move to Slide 10 and tie this back to accountability. When we unveiled our returns-focused 2019 action plan in February, one of our key objectives was recording measurable year-over-year capital efficiency gains. We originally targeted 8 to 10 percent plus improvement. Throughout 2019, we have continued to squeeze out more organic oil production for less capital. And for the second quarter in a row, we are raising our 2019 capital efficiency target. As shown in the graph on the left, we now expect to deliver a 14 to 16 percent plus year-over-year improvement.

I’m proud of the measurable strides our team has made on this key objective in 2019, but our work is far from done.

Looking ahead, we think the Jagged Peak transaction will preserve and sustain this “new normal” of capital efficiency in 2020 and beyond. Finally, I think it’s important to highlight that this go-forward capital efficiency outlook does not rely on future service cost deflation. With that in mind, let’s turn to Slide 11.

Things have gone well this year, which may beg the question: does this deal now increase our operational risk going forward? It’s a fair question. It would not be intellectually honest for me to say the integration risk is zero. But we believe that risk needs to be weighed relative to the reward.

Matt has already hit on the reward side of this transaction. So here we reiterate what this asset value creation looks like. On the other side, we believe execution risk is sufficiently low and we have a high degree of confidence in managing it. Our confidence stems from two primary forces – familiarity and activity pace. On the former, there’s a deep institutional knowledge base on the Jagged Peak assets residing at Parsley. The geology is familiar – in some areas, a natural extension from our legacy Trees Ranch asset – and our teams are well-versed in this particular asset.

On the second point, we’re referring to both the activity pace of Parsley and the broader industry. On one hand, Parsley has done this before, as we ran 16 rigs throughout most of 2018. Furthermore, it is always easier to slow down a model than speed one up. We’re not ramping activity on these newly acquired assets. Instead, we are slightly moderating activity to prioritize free cash flow, and that has the knock-on effect of reducing our operational risk profile.

Finally, as shown on the right axis of the right graph, we are in a deflationary service environment, which should result in optimal service quality for operators of scale like Parsley. So to conclude by circling back to answer the original question – we’re excited that this transaction offers a favorable asymmetric risk-reward outcome for our shareholders and look forward to making meaningful strides on this straightforward path of value creation.

And now I’ll pass it over to Ryan to discuss Parsley’s strong financial position and walk through our improved 2019 outlook.

Ryan Dalton - Parsley Energy, Inc. - Executive VP & CFO

Thanks, David. Turning to Slide 12. David’s last comments were focused on operational risk, but I’m more focused on the financial risk. A strong balance sheet is of paramount importance to us, and we feel like the Jagged Peak transaction only reinforces that corporate strength for Parsley. Not only do the assets fit hand-in-glove, but Jagged Peak’s conservative balance sheet and management complements our legacy strategy.

As we noted at announcement, our leverage profile holds steady after this all-stock transaction and is on a path to further deleveraging. In recent weeks, Parsley has received an upgrade and improved outlooks from the credit rating agencies, and ultimately, we believe this transaction accelerates our path toward an investment-grade profile.

Finally, I will note that both Parsley and Jagged Peak have taken a proactive approach to mitigating oil price risk, with a majority of forecasted 2020 oil production now hedged. You can view our pro forma hedge position in the supplementary slides.

Turning to Slide 13. I’m excited to walk through another positive guidance update where the numbers really speak for themselves. We turned the corner to positive free cash flow. Net footage is once again up and capital budget range is once again tightened lower. Oil production up and unit operating costs down. All of this adds to continued improvement in capital efficiency.

Next, I wanted to provide a little more detail on our activity plans into year-end. During the third quarter, Parsley utilized three to four frac spreads and proactively managed its completion schedule. We intend to continue this practice through the end of 2019, and believe this steady capital investment pace will help avoid the operational friction costs associated with budget exhaustion and will facilitate strong organic oil production growth in early 2020.

In the fourth quarter, we are guiding to oil production at 88.5 to 92,000 barrels per day. We expect to turn 32 gross horizontal wells to production, slightly weighted towards the back half of the quarter. The working interest on our 4Q ‘19 wells is expected to average roughly 85 percent. Before I wrap up, I wanted to point out that the guidance on this slide speaks to Parsley on a stand-alone basis for 2019 as the Jagged Peak transaction is not expected to close until the first quarter of 2020. We’ve provided a preliminary pro forma 2020 outlook when we announced the transaction in mid-October and are reaffirming that high-level outlook today. You can find incremental details in our supplementary slides. And now, we’ll be happy to take your questions.

QUESTIONS AND ANSWERS

Operator

At this time, we’ll be conducting a question and answer session. If you’d like to ask a question, please press *1 on your telephone keypad. The confirmation tone will indicate your question is in the queue. You pay press *2 if you’d like to remove your question from the queue. So that we may address questions from as many participants as possible, we ask that you limit yourself to one question and one follow-up. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the * key. One moment please while we pull up the questions.

Our first question comes from John Freeman with Raymond James. Please proceed with your question.

John Christopher Freeman - Raymond James & Associates, Inc., Research Division - Research Analyst

Good morning, guys. The first, my questions, I wanted to focus on Slide 8, and you’ve articulated how you’re going to drive the JAG legacy costs down about 100 per foot is sort of embedded in the 2020 guide. But when I think about kind of the Parsley legacy wells and we think about the drivers that there would have been to drive the cost lower there. One of them that doesn’t look like it’s necessarily being embedded in the guidance, was sort of a switch or increased use of local sand. And I know last quarter, you had only done a couple of tests, it was pretty early. You probably need more tests, but I guess since JAG is a 100% local sand, do you feel like, given the data set you’re inheriting that accelerates your ability to move over to the local sand?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Yes, John, this is David. We certainly do expect to increase our original sand usage, and it’s part of why you see the bottom end of that range of $10.75. As an example, there’s potential to save more than what we’ve seen in our recent Q2 and Q3 results. Those results did have some regional usage, but it was a minority fraction. So you’re absolutely right. It is an opportunity going forward. And we’re just — we’re going to have to see we’ve got — are going for stimulation, which will — which includes sand as well. And so we’re going to get a little more data on that pretty soon.

John Christopher Freeman - Raymond James & Associates, Inc., Research Division - Research Analyst

Great. And then my follow-up question, in the 2020 guidance outlook that you’ve given, do you assume that the lateral length of JAG is sort of stays where it’s at or do you factor in that, obviously, with the land synergies, you’re picking up in the deal that the lateral length for JAG probably moves closer to what you all have been and closer to 10,000 feet?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

For 2020 in the near term, don’t expect it to change much. That we did highlight those land synergies, which will create benefits over the long-term and the very near term, though. It’s based on a pretty comparable lateral length that we show on the Slide 8.

Operator

Our next question comes from Charles Meade with Johnson Rice.

Charles Arthur Meade - Johnson Rice & Company, L.L.C., Research Division - Analyst

Good morning, Matt, you and your whole team there. Matt, I wondered if we could go back to your prepared comments, you talked about the water infrastructure. And that you guys have, I believe, what I heard you say is that you’ve settled on a structure and you’re working with a part of your couple of preferred parties. Can you elaborate a little bit on what led you to, I guess, pick this structure, I believe what you said is a minority — having in minority investor in the project? And what timeline we should be thinking about?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Sure, Charles. Anytime we go into an analysis of one of our assets, we cast a wide net of possibilities, and we funnel down based on what fits our needs the best. And we really believe you can look at our lease operating expenses that we are a leader in operations of these assets. So this structure allows us to continue those operations across the basin and bringing in a partner, a financial partner, essentially. I’ll kick it over to Dalton for more of the time frame on that.

Ryan Dalton - Parsley Energy, Inc. - Executive VP & CFO

Yes. I mean, what came apparent to us as we look through all these different options, not to repeat what Matt said operational control is very important to us since if an alarm goes off at night we know that it’s being addressed by Parsley employees. But again, time frame, as Matt mentioned, hopefully, within the next month or two, we’ll be able to go into more details. But even though we’re saying we’re just monetizing a portion of the water assets, we wouldn’t be doing so if it weren’t creating clear value for our shareholders.

Charles Arthur Meade - Johnson Rice & Company, L.L.C., Research Division - Analyst

Thanks for that added color. And then this question is perhaps for David, and I appreciate you guys have a lot of dense slides with a lot of information put together on this capital efficiency theme. And it makes sense to me the way, David, you’re talking about the productivity side and the cost side. But does it also make sense to perhaps think about it as a — what assets you have and how you prosecute those assets? And if you’ve separated that way and how, of course, it has effects on both the cost and the productivity side. How much of this uplift you’re seeing on JAG or pro forma Parsley? How much of that is just kind of better JAG rocks to work with? And how much of that is how you’re going to be doing it differently?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Yes, Charles, I think going forward, there’s a slide a little bit later on where we talk about widening the fairways, we kind of give a refresh on our inventory. So I think with the JAG assets that allows us to sort of increase our capital allocation to the Delaware. But within the Midland, we’re going to see it pretty similar 2020 pro forma look to what you saw in 2019, we’ll have some continued trends there. So yes, there — I take your point, there are going to be differences between certain areas and a higher allocation of the Delaware is part of it. But as we talked about, more value per dollar invested. With these new assets should help on the Delaware side and the lower cost structure, allowed it to normalize it more with what we’ve seen in the middle of this year.

Operator

Our next question comes from Neal Dingmann with Sun Trust.

Neal David Dingmann - SunTrust Robinson Humphrey, Inc., Research Division – MD

Could you all walk through, I’m looking at specifically that Slide 16. Where you basically detail that the proposed spend, about 35% of Delaware allocation next year post-JAG. I’m just wondering, again, how fluid is that in sort of the thought process behind the 35% spend there and 65% in the Midland Basin?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Sure. Hi Neal. We’ve got to — when you combine the 2 companies together, that’s where the rig map is essentially. So you see essentially no changes in the Midland Basin and then a moderation of activity in the Delaware, just to put to free cash flow as we’ve done corporately in 2019, hitting on it this quarter. So then as we — within a horseshoe of percentages, that is essentially what we foresee even throughout the budgeting process in a wide range of commodity prices. So I don’t see that changing much. We’re coming down the home stretch of penciling in the final details on the schedule and on the physical rig moves. So I think what you see is essentially what you get there in 2020. And then there’s no reason to think that it wouldn’t be an approximate for a longer-term capital allocation as well.

Neal David Dingmann - SunTrust Robinson Humphrey, Inc., Research Division – MD

No, great, great detail. And then just secondly, Matt, I know you’ve not talked about productivity sort of assumptions in the past. I’m just wondering could you comment how you all sort of view and look at sort of productivity changes. Maybe as you begin 2020 and how you sort of bake that into your 2020 guidance. I know you guys tend to be a little conservative, which I like to see. I’m just wondering anything you could talk about sort of these productivity assumptions, not only as you start the year, but through that whole 2020 guide?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Well, one thing we do that maybe different just across the industry is as you look out over a longer term, and this whole basin is developed, we put what we call a 3% aging factors essentially on our long-range planning and our modeling. So that’s — you’re always fighting against that on the productivity front. And I think that’s fair. When you look at a reservoir system, based on all of our analysis to start off with some sort of degradation. Obviously, we’re going to be attempting to offset that year in and year out with technology and approach people, processes and technology. And we think we have a nice head start on a lot of those items. And then you can see on process this year, the rate of change that we saw in the Delaware, just from budget cycle last October into a 6-month period following that was a material rate of change. And that really kicked off the analysis going into this Jagged acquisition. So you’re going to have positive surprises along the way, but we think it’s important to fundamentally put an aging factor on productivity over the long term.

Operator

Our next question comes from Asit Sen with Bank of America Merrill Lynch.

Asit Kumar Sen - BofA Merrill Lynch, Research Division - Research Analyst

On Slide 6, 20 — I’m sorry, 16, I appreciate all the color on 2020 outlook details. But just wondering, Matt, if you could broadly speak to say, number of completions relative to 140 in 2019 and working interest, how that changes relative to 93%, 94% in 2019?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Well, the 140 million is going to be on Parsley stand-alone, and that should be about the same ratable assumption in this. We’re pretty excited about this preliminary 2020 outlook when you think as the combined company, we can reduce CapEx 15%, and generated 10% year-over-year oil production growth. But maybe, Kyle, you may have some additional details on completion timing in the assumptions.

Kyle Rhodes – Parsley Energy, Inc. – Vice President of Investor Relations

Yes, Asit, I would just use kind of a similar 10,000-foot lateral as your base assumption there. And we’ll have more details, a higher resolution on the 2020 outlook with the working interest. But I think 90% is probably a good placeholder until hearing otherwise.

Asit Kumar Sen - BofA Merrill Lynch, Research Division - Research Analyst

And Matt, you were pretty clear in budgeting at $50 oil. But just wondering how your strategy would change if oil prices were to hold at $60 a barrel. And conversely, if you had to cut back, where would your rig allocation likely change based on what you know so far?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

I think a lot of the same as we promised going into 2019 that has oil prices rebound, that would accrue to our balance sheet positively and cash on the balance sheet or likely pay down of debt. And then – so we don’t see re-ramp in activity. We think this model is sufficiently competitive, not only in the industry landscape, but across multiple industries. So we think we would enjoy the benefits of the additional run-up in revenues if oil prices recovered. On the downside, we also think that we have some of the lowest break-evens in the industry. And so we think we’re more resilient to the downside at on top of that well over $1.2 billion of hedged cash flow on a stand-alone basis going into 2020. So there’s some resiliency there. You don’t make capital allocation based off our hedges but it does give some insulation. So I don’t see a good – it would have to be very low 40s or below before we aren’t meeting our free cash flow objectives. So I think we would be in that ballpark before you saw activity reductions. So I think we’d be one of the last to reduce – we’re committed to the dividend and committed to growing the dividend over time. So those are going to be the priority on the downside.

Operator

Our next question comes from Leo Mariani with KeyBanc. Please proceed with your question.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

I think you’ve obviously kind of outlined the fact that you expect your Delaware costs to be lower in 2020. Just wanted to get a sense on the budget for next year. Are you assuming lower Midland costs as well? Or are you just kind of using sort of today’s cost for 2020?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Yes, Leo, going forward in the Midland, I would say we are using today’s costs, which are lower than they were when we budgeted 2019. So we’re not assuming further significant deflation in the Midland, but we do expect our Midland costs to be lower. Probably think in the, say, 9.25-ish for DC&E for the Midland Basin, and that’s I want to mention that includes equipped. facilities and flow-back in the past, we’ve often referenced our costs as the D&C. So I’m talking all in $9.25 per foot for the Midland.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

Okay, that’s helpful. And I guess, just with respect to rounding out 2019, should we still expect fourth quarter of ‘19 to kind of be the low point for CapEx for this year?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Well, we’ve had between 3 and 4 frac spreads running throughout the year - that fourth spread is essentially a flex- spread. It allows us to manage our capital pace and our small DUC-bank. And so I would say, I wouldn’t necessarily characterize 4Q as definitely a low point because about half of third quarter, we had flexed to 3, but half of third quarter – three frac spreads - half of four, we’ll be at a higher proportion of 4 throughout fourth quarter of 2019. So that will reflect a little bit on the CapEx, just part of what we baked into our guidance.

Operator

Our next question comes from Jeff Grampp with Northland Capital Markets.

Jeffrey Scott Grampp - Northland Capital Markets, Research Division - MD & Senior Research Analyst

Going back to the water transaction. I’m curious how you guys are kind of evaluating, bringing cash in the door today versus maybe a capital carry on any future build out. Can you just talk about how you guys kind of evaluate those trade-offs and what use of proceeds might be for any cash proceeds upfront?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Sure. Yeah, you have to look at it holistically. That’s exactly right. And it has to be a beneficial trade-off for shareholders over the long term, you have discount rate assumptions, and there are going to be additional costs versus keeping it 100% in-house. So that has to be made up for in space and the valuation, then you have to take that capital and you have to deploy it to a shareholder friendly and valuation creation model. So it’s not without analysis. That’s why it’s been taking a long time, and it’s not without the mechanical trade-offs, but that should all be corrected for in the valuation.

Ryan Dalton - Parsley Energy, Inc. - Executive VP & CFO

And then, Jeff, you asked about use of proceeds. We will pick up a little bit of revolver debt with the Jagged Peak transaction. So I’d expect the first use of proceeds would be debt pay down. Any proceeds beyond that really isn’t earmarked at this time other than optionality. You know, it’s never really a bad thing to have a bit of cash on the balance sheet.

Jeffrey Scott Grampp - Northland Capital Markets, Research Division - MD & Senior Research Analyst

Understood. Appreciate those details. And for my follow-up, referencing Slide 10 here, you guys reference kind of going to optimal project size, 6 to 8 wells. I think that’s maybe a bit higher if memory serves than what you guys had maybe done in recent past. So I was just wondering how fast can you guys transition to that? Is that something that maybe waits until merger closing, and you do that from day 1? Or do you kind of walk that up to that level over time? Just kind of wanted to know how you guys are maybe thinking about that?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Yes, Jeff, I’ll remind, we’ve actually executed projects at this scale before, and we’ll have a few of them even here in the back half of 2019. I think, really going from average of about 3 per pad to this 6 per project in 2020. That’s a shift up. Certainly, it allows us to achieve better surface level cost efficiencies but it doesn’t get into that megaproject scope where you have significantly larger and more complex facilities, Bill, which handle massive, in some cases, surges in production upon initiating flowback. So we don’t see this as a major step change. We’ve done it before. We have confidence we’ll be able to do it effectively throughout 2019. And, you know, it allows us to save some costs. But I think very much in the fairway of what we’ve done before.

Operator

Next question comes from Mike Scialla with Stifel.

Michael Stephen - Stifel Nicolaus & Company, Incorporated, Research Division - MD

It seems like Jagged Peak had come to the conclusion they needed to co-develop all the zones from the third Bone Springs down through the Wolfcamp B on their properties. Want to get your thoughts on that and how you might develop those assets any differently than what they were doing with some of the new projects that we’re working on?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

I think when we look at our projects, we have development slots that we’ve been doing since 2016, really. And we’ve been in 2 and 3 well and 2 and 3 bench has been new in co-development. So that is the path forward. When we talk about these 6 and 8 well pads, we envision co-development of multiple slots, and you just keep — you just keep growing that over time. They do act as a system and you want to draw it down in unison, essentially. So there might be some differences on the downstairs — we call it downstairs — spacing. You can pull out a single well or a single slot here or there. We do per project reviews based on our seismic and our interpretation of frac battling and the geoscience associated with each project. And there may be a slight difference in interpretation on a 1 and 2 well basis here and there, but I don’t see anything dramatically different.

Michael Stephen - Stifel Nicolaus & Company, Incorporated, Research Division - MD

Okay. And I know it’s early days in the transaction, but I’m sure you’ve been following their projects. Just want to see, I think they had some data on their Coriander project? Anything you can say as to how that has looked in terms of spacing or anything else in terms of well performance there?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

No, broadly, there’s still a separate company, and they’ll be reporting subsequent to us. So nothing to comment really on their operations.

Operator

The next question comes from Brian Singer with Goldman Sachs.

Brian Arthur Singer - Goldman Sachs Group Inc., Research Division - MD & Senior Equity Research Analyst

A couple of follow-ups to some of the earlier questions. On the cost side slide and the productivity side, Slides 8 and 9. Beyond the local sand savings that you’ve addressed earlier, what opportunities and impacts are there for you as a result of the acquisition or otherwise to further reduce your legacy well cost per foot? And then on the productivity front, on Slide 9, what is the scope for opportunities, if any, to improve productivity on Parsley legacy acreage versus just blending in the higher productivity coming from — coming from JAG?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Think on the cost side, Brian, the — we mentioned the frac RFQ so that will include more than just the sand, we’re going to have to see that part of the market has been soft, but it’s increasingly soft as time has gone on through the end of 2019. So we’re going to get some information on that. As the basin slows down broadly, we continue to see some rig attrition in the Permian. Unemployment remains low. We’re going to keep watching that. At some point, other ancillary services could potentially see some additional softness, and we’ll be mindful of that. We structurally RFQ several services and goods kind of throughout time. So there could be broader possibilities there, and we’re obviously always pursuing cycle time improvements and other things that can drive down the variable cost associated with our development. As far as the productivity side, we’re going to go into this in a collaborative manner, and we mentioned the improvement in rock quality, particularly to the northwest there, but we’re absolutely open-minded about learning ways to potentially take some of what has been done is applicable and applying it to our legacy assets. So I’d say it’s too early to forecast or estimate what, if any, in productivity improvements could be taken, but we’ll certainly be seeking those where possible.

Brian Arthur Singer - Goldman Sachs Group Inc., Research Division - MD & Senior Equity Research Analyst

Great, thanks. And then my follow-up is with regards to Slide 13, you make the point that you’re facilitating steady organic growth into the first quarter of ‘20, and I think you mentioned earlier that you have a modest inventory of DUCs or something that seemed relatively small. Can you just talk about what you’re doing on that front? Are there late in the quarter-type completions that will help first quarter growth and how you see that evolving within your CapEx budget?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Yes, Brian, you kind of hit on it right there at the end. The fourth quarter POPs that we have are more backward — they’re more towards the back half of the quarter. So you’re going to see that in the first quarter of 2020. As we’ve been at the fourth quarter frac cadence that will continue. So you’re going to see some of that manifest. That’s why we expect to see that tick up in 1Q, capture after a more flattish 3Q to 4Q. The magnitude of that, as we mentioned earlier, we’re still working through budgeting and finalizing all that. So there will be more information on the magnitude later, but you’ll see it tick up mostly for the reason that you stated.

Operator

Our next question comes from Michael Hall with Heikkinen Energy Advisors.

Michael Anthony Hall - Heikkinen Energy Advisors, LLC - Partner and Senior Exploration & Production, Research Analyst

I just kind of wanted to follow-up, I guess, some of your opening comments, Matt, around execution. With the consolidation we’ve seen in the last couple of years, certainly, across the industry, consolidation hasn’t gone without any challenges. I was hoping you can maybe just describe in a little more detail some of the specific things that you’ve learned from your past consolidation efforts that will help de-risk the execution of bringing JAG into the fold in 2020?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

I think that is a great question. And I think hitting on, obviously, one of our larger integrations in the past, transaction, Double Eagle that we did not achieve are stated forecast in the prior 12 months — or in the subsequent 12 months. When we look back at that, we are entering into 8 new counties in a leasehold position without in situ operations from that operator. We added 188 people in the 12 months following the operation, essentially building a company from scratch. So there — and we are doing it in an inflationary environment 2017 and ‘18, extreme rig ramps in the basin. That’s why we thought it was important to show the reduction in activity, the fact that we have been at this activity level in situ to the company this time last year. And then also, we’re in a deflationary environment. So those are nice tailwinds, but it doesn’t take the onus away from elevating our game on the integration process, which we are in full swing on right now. When I look at our teams, when I look at the type of caliber of processes we have in place, analytics, visualization of the business, we are light years ahead of what we were at that time. One case in point, we’ve gone live with what we call our integrated operations center. We happened to start that up in the Delaware in 2019. It’s fortuitous that we’ll be able to apply that oversight and insight into the Jagged Peak operations in fairly short order, so that’s a 24/7, 365 monitoring operation, utilizing control systems, automated control systems and visualization. So we have some tools at our disposal that we’ve been working on post that Double Eagle transaction. It’s a scar that has healed, but we look at it and we remember it. And not to mention, we just really view this as a bolt-on asset. We’ve worked these assets, evaluated them, essentially since we evaluated the Trees position in 2012. So we have been intimate with it. And it is right along — right next door to us. So things are — in a comparable fashion, things are stacked in our favor, and now we have to go out and deliver on the execution.

Operator

Our next question comes from Biju Perincheril with Susquehanna.

Biju Z. Perincheril - Susquehanna Financial Group, LLLP, Research Division – Analyst

So going back to the question on well costs in the Delaware Basin, looking at Slide 8, I think you guys started out on proppant loading, started lower and moved higher, and I think JAG has gone in the opposite direction. So now when you look at the 2 sets of data, do you see an opportunity to pull back on your proppant loading and save some well costs that way?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

See, we’re open minded. We recognize the delta between the design that we’ve pumped on average and what Jagged Peak has pumped on average and recognizing the well performance they’ve seen. We’ve got expanded data sets now that 2019 has progressed. So that is absolutely a variable when we talk about in that slide, collaborative approach to best practice. We’re constantly seeking to know where to turn those dials, not only in terms of the profit quality we’re tight, but also on the proppant loading. So well, I think it’s a little early to bulls-eye exactly where that lands, but that is a variable we’re looking at.

Biju Z. Perincheril - Susquehanna Financial Group, LLLP, Research Division – Analyst

Got it. And my follow-up was on — in the past, you talked about compressed stage completions, and I think you had a few of them come online during the quarter. So first, any early read into the performance of those. And second, I think in the past, if I remember, one of your hesitation was sort of a higher risk profile, and would — is that still a valid concern, given the state of the service sector and availability of the high-quality providers?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

In terms of compressed stages, specifically, if you’re referring to the risk profile of that. I think the fact that we’ve been able to execute a number of those this year, our sense of what the risk profile there is has diminished due to the performance that we’ve been able to accomplish. As far as isolating the — there’s numerous variables at play in well performance. And one of the things that happens when you shift your capital allocation mix a bit, you develop multiple horizons, you change completion designs deliberately. All those are aimed at improvements in capital efficiency, which we’ve seen broadly, kind of deconvolving that data and isolating exactly what the compressed stage itself has contributed. I think we still are going to need a little bit more data to get quantitative on that, but we are seeing the upgrade in terms of compressed stages, upsized stimulations, landing zones, spacing, all those things we’re studying with our internal analytics group. But in the meantime, we’re pleased to have successfully executed these into seeing a broad improvements in capital efficiency. We’ll continue to refine those designs and decisions going forward.

Operator

Our next question comes from Kashy Harrison with Simmons Energy.

Kashy Oladipo Harrison – Simmons & Company International, Research Division – VP and Senior Research Analyst of E&P

So I was wondering if you could refresh us on where oil-based declines might be headed in 2020 pro forma for Jagged Peak? And then how you think about maintenance, DC&E spend for the combined entity?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes, we’re going to be about 1% higher integrated than we were on a stand-alone basis with Jagged Peak integrated on a decline profile. So — but even after that, we will be lower on an annual decline than we were exiting 2018. So we kind of rinse and repeated the playbook from 2019. We went from — corporately, we went from, call it, 16 rigs down to 12, and we had a higher decline — slow the decline down in used free cash flow and worked on efficiencies throughout the year. I see much the same happening in 2020 and beyond. So that would be about 40%. About 40% pro forma is what we’re looking at.

Kashy Oladipo Harrison – Simmons & Company International, Research Division – VP and Senior Research Analyst of E&P

That helpful. And I think earlier, Matt, you were talking about your intention to grow the dividend. I was wondering if you could just dive into perhaps a bit more detail. Specifically, are you trying to get to a market competitive yield. Do you have any thoughts on variable dividends, just the bigger dividend strategy would be helpful?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Sure. Good question. I think that’s still in a very robust and live discussion amongst the Board, and will be coming into a nice framework within that in these early days. We do see, obviously, the rate of change in the free cash flow generation is high and favorable and we need to keep up on the dividend in the early times. So 2020 increases. But over time, it needs to be consistent and aligned to a strategy, approximating some portion of your free cash as part of your capital allocation. So I think early on, it may be disproportionate, but over time, it gets into a more linear and graduated increase.

Operator

Our next question comes from Nitin Kumar with Wells Fargo.

Nitin Kumar - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Just wanted to touch base on, in 2019, if I remember correctly, one of the things you changed about your development schedule was moving to slightly wider spacing and focusing on those capital efficiencies. Your costs have come down significantly from that time. And part of the rate of return equation is the cost. So I’m just trying to understand, like is there a drive or maybe a need to maybe revisit some of those tighter spacings? Or are we looking at these wider spacings for now as you look at your inventory?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

No, I think, more of a good thing is a good thing, and higher rate of returns have a nice compounding effect on the company model. So I think we like where the spacing is at. You bring up a great point that there is room to downspace and still more than sufficiently cover cost of capital. But again, it goes back to the original analysis when we build out a long-term model against the runway and the compounding effects of high rates of return and capital allocation, it just more than offsets the benefit of trying to extend the runway at the tail end of a decade or so on your inventory length. So as it sits right now, we feel we like the spacing assumptions that we’re at. I don’t see any additional downspacing, even though there’s probably a little bit of room in the rate of return profile.

Nitin Kumar - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Great, Matt. And then as you’re — just in terms of activity in the basin — you’re managing your frac schedule, some guys are taking holidays. We hear about the kind of the macro impact of the fourth quarter. As the basin continues to get developed, how much impact are you having from offset shut-ins or offset activity? Just trying to understand the basin level dynamics right now from the operations.

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Nitin, we’ve certainly seen it in terms of frac interference, we’ve seen it from our own operations, we have good communication with offset operators and generally model and foresee those things and build them into our plan mechanically. Think one thing that is going to be a positive about moving towards the bigger project development is more geographic concentration. So you — things like frac hits are going to be more kind of centralized in areas. So a

6-well project may not create any more frac down time than 2 or 3 well project. So you have fewer larger projects. So I see that as going forward broadly, the more the basin moves in that direction. That’s probably a good thing. But at the end of the day, we do take those things into account in our model, and we have communications with offset operators and make sure from a safety standpoint and execution standpoint that that those impacts are taken into account.

Operator

We have reached the end of the question-and-answer session, and this concludes today’s conference. You may disconnect your lines at this time, and we thank you for your participation.